June 12, 2006

Mr. Michael McTiernan, Esq.

Ms. Jennifer Gowetski, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Public Storage, Inc.
Amendment No. 1 to Registration Statement
on Form S-4
Filed May 24, 2006
File No. 333-133438

Public Storage, Inc.
Annual Report on Form 10-K
Filed February 16, 2006
File No. 1-08389

Dear Mr. McTiernan and Ms. Gowetski:

Set forth below are responses of Public Storage, Inc. (“Public Storage”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated June 9, 2006 regarding Public Storage’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (the “Registration Statement”) (which includes the proxy statement/prospectus of Public Storage and the proxy statement of Shurgard Storage Centers,

Michael McTiernan

Jennifer Gowetski

June 12, 2006

Inc. (“Shurgard”) in connection with their proposed merger) and Public Storage’s Annual Report on Form 10-K (the “Form 10-K”). In connection with this letter responding to the Staff’s comments, Public Storage is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), and we have enclosed six courtesy copies of such Amendment No. 2 marked to show changes from Amendment No. 1 as filed on May 24, 2006 and a copy of this letter.

The information provided in response to the Staff’s comments has been supplied by Public Storage and, as applicable, Shurgard. In response to a number of the comments, Public Storage and Shurgard, as applicable, have agreed to change or supplement the disclosures in Amendment No. 2. They are doing so in order to cooperate with the Staff and address the Staff’s views in a constructive manner and not because they believe that the original filings were deficient or inaccurate in any respect. Accordingly, any revisions to or amendments of the filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Staff’s comments, indicated in bold, are followed by responses on behalf of Public Storage.

Registration Statement on Form S-4

General

1.	We note your response to comment no. 2. We further note that Citigroup and Banc of America Securities were retained by Shurgard in July 2005 and that Goldman Sachs was retained by Public Storage in August 2005. Please confirm that the only “board books” or similar documentation provided to the boards and management in connection with the proposed transaction were provided to the Public Storage board on March 5, 2006, and to the Shurgard board on March 6, 2006, the date that the merger agreement was executed, or alternatively, please provide all “board books” or similar documentation.

Item 4(b) of Part I.A. of Form S-4 and Item 14(b)(6) of Schedule 14A refer to reports, opinions or appraisals materially relating to the proposed transaction that have been received from an outside party and which reports, opinions or appraisals are referred to in the prospectus or proxy statement. While other materials were provided to the Shurgard board of directors during the strategic alternatives process, Shurgard hereby confirms that the joint presentation prepared by Citigroup Global Markets Inc. and Banc of America Securities LLC in connection with their respective opinions to the Shurgard board of directors at its March 6, 2006 meeting is the only “board book” provided to the Shurgard board and to Shurgard management by an outside party that materially relates to the proposed merger with a subsidiary of Public Storage and which is a report, opinion or appraisal referenced in the joint proxy statement/prospectus. We

Michael McTiernan

Jennifer Gowetski

June 12, 2006

supplementally advise the Staff that, as currently disclosed in the joint proxy statement/prospectus, Citigroup and Banc of America Securities also reviewed a preliminary version of the March 6, 2006 presentation with the Shurgard board at its March 2, 2006 meeting. This preliminary version was substantially identical to, and superseded by, the March 6, 2006 presentation. Public Storage hereby confirms that the presentation, dated March 5, 2006, prepared by Goldman Sachs in connection with its opinion to the Public Storage board of directors was the only “board book” provided to the Public Storage board and to Public Storage management by an outside party that materially relates to the proposed merger with Shurgard and which is a report, opinion or appraisal referenced in the joint proxy statement/prospectus. We supplementally advise the Staff that, as currently disclosed in the joint proxy statement/prospectus, Goldman Sachs also reviewed preliminary versions of the March 5, 2006 presentation with the Public Storage board at its February 24, 2006 and March 2, 2006 meetings. These preliminary versions were substantially identical to, and superseded by, the March 5, 2006 presentation.

2.	We note your response to comment no. 3 that Public Storage has not finalized any arrangements with the current executive officers of Shurgard with respect to their employment by the combined company. Please expand your disclosure in the summary and “The Merger” section of the prospectus to include this information and discuss and quantify the financial impact of any severance arrangements if no current executive officers of Shurgard remain employed by the combined company.

In response to the Staff’s comments, we have revised the disclosure on pages 17 and 93.

Summary, page 8

3.	We note your response to comment no. 11. Please include a separate subsection in the summary to discuss the transaction fees of both Public Storage and Shurgard. Please disclose the transaction fees incurred to date and, if possible, an estimate of the fees to be paid assuming the merger is consummated, including related severance costs. We note the estimated transaction costs included in the board book prepared by Goldman Sachs and the $68 million of transaction costs referenced in the 425 prospectus filed on June 6, 2006.

In response to the Staff’s comments, we have revised the disclosure on page 23.

Interests of Shurgard Directors and Executive Officers in Merger, page 16

4.

We note your response to comment no. 14 and the revised disclosure. In particular, we note your disclosure on page 16 that in addition certain other officers and employees of Shurgard are also party to business combination agreements with Shurgard. Please expand your disclosure in this section and on page 91 to disclose

Michael McTiernan

Jennifer Gowetski

June 12, 2006

the number of other officers and employees of Shurgard that are party to business combination agreements.

There are 25 other officers and employees of Shurgard that are party to business combination agreements, and accordingly, we have revised the disclosure on pages 16 and 91.

5.	Please expand your disclosure to provide a summary of the most significant risks associated with the merger and the issuance of shares of Public Storage.

In response to the Staff’s comments, we have revised the disclosure on page 22.

Risk Factors, page 28

6.	We note that you have added a number of risk factors related to Shurgard’s business. However, it is not clear why many of these risks are relevant to a shareholder considering approval of the merger. Many of the added risks are generic to the self storage business and do not appear to differ from the risks of Public Storage’s business. Others are specific to owning shares of Shurgard, but this offering does not relate to shares of Shurgard. Please revise accordingly.

Shurgard believes that risks related to its standalone business are relevant to a Shurgard shareholder in deciding whether to approve the merger with a subsidiary of Public Storage or to vote against the merger and for Shurgard continuing as a standalone company. Thus, since Shurgard is unable to incorporate by reference from its Form 10-K for the year ended December 31, 2005, Shurgard inserted into the joint proxy statement/prospectus several, but not all, of the risk factors from its Form 10-K. Pursuant to the Staff's comment, we have further revised the disclosure on pages 34 through 39 to remove certain additional risk factors.

7.	We note your response to comment no. 24. Please clarify your reference to “increased property tax expense as a practical result of the merger.”

In response to the Staff’s comments, we have revised the disclosure on page 32.

The Shurgard Special Meeting, page 41

Voting of Proxies, page 42

8.

We have reviewed your screen shots from the online voting website with respect to the other company. Please provide screen shots for Public Storage and Shurgard as soon as they are available. We note that the third screen shot appears to automatically select “for.” Please clarify whether this is the case or whether “for” is automatically selected when the investor fails to indicate its vote. While we do not object to a screen prompting the stockholder to make a selection, it is not

Michael McTiernan

Jennifer Gowetski

June 12, 2006

appropriate to pre-select a vote in favor of the transaction and require the stockholder to change its preference if it wishes to vote against the proposal or abstain. The online voting procedures should be substantially the same as the written proxy card. Please revise the third screen to eliminate the default preference.

We advise the Staff that “for” is not automatically selected on the sample online voting website. The radio buttons (including “for”) that the shareholders will be presented with will be blank. We have included a revised screen shot which more closely resembles the screen that shareholders will see. If Public Storage and Shurgard decide to offer online voting to registered shareholders, we will provide screen shots for the Public Storage and Shurgard online voting websites as soon as they are available.

Background of the Merger and Prior Contacts, page 49

9.	We note your response to comment no. 35 and the revised disclosure. Please provide us a detailed explanation of the changes made to the business combination agreements as discussed on page 58. In particular, please advise us whether the amendments related to the amounts of severance payments, the types of transactions that would trigger severance payments or the duration of the period after a business combination that could trigger severance payments.

The business combination agreements (the “BCAs”) for senior management were amended by Shurgard to (i) clarify the terms for inclusion of bonus in severance amounts to ensure that a buyer could not reduce bonuses to $0 after a sale and thereby dramatically reduce the amount of severance owed (this was viewed by Shurgard as the correction of a drafting error in the original BCAs), (ii) clarify that the BCAs would terminate if an executive were to quit other than for “Good Reason” or be fired for “Cause” prior to a business combination, (iii) clarify that the BCAs would terminate upon a leave of absence unless otherwise agreed to in writing by Shurgard, and (iv) add a provision requiring Shurgard (or its successor) to pay for the executive’s legal fees in the event of a dispute under the BCA, unless the executive’s claim was found to be frivolous or brought in bad faith. A few minor technical changes were also made by Shurgard to clarify that the BCAs would supersede all prior agreements between the executives and Shurgard and to allow for execution in counterparts.

The same changes were made to the BCAs for the other officers and employees, as well as one additional change to fix the operation of the “cut-back” provision, which operates, in certain circumstances, to reduce payments to these employees below the threshold for imposition of excise taxes under Section 4999 of the Internal Revenue Code. As previously drafted the operation of this provision did not work as intended.

Shurgard believes these changes do not affect the amount of severance payable (except potentially for the clarification of the treatment of bonus described in clause (i) above),

Michael McTiernan

Jennifer Gowetski

June 12, 2006

the types of transactions that would trigger severance payments or the duration of the period after a business combination that could trigger severance payments.

Material United States Federal Income Tax Consequences of the Merger, page 94

10.	We note your response to comment no. 50. Please revise the disclosure to discuss that you have received the opinions filed as Exhibits 8.1 and 8.2.

The opinions filed as Exhibits 8.1 and 8.2 are forms of opinions which counsel will deliver before the Registration Statement becomes effective. In response to the Staff’s comments, we have revised the disclosure on pages 98 and 112 to so indicate.

Unaudited Pro Forma Condensed Consolidated Financial Information

Notes to Pro Forma Condensed Consolidated Statement of Income

Note 3 – Pro Forma Merger Adjustments, page 249

11.	You disclose that you intend to fund the capital requirements of the merger with cash on-hand. Please revise to also reflect an adjustment to eliminate interest income earned on the amount of cash on-hand which you plan to use to fund the capital requirements of the merger, consistent with your initial Form S-4 filed on April 20, 2006.

In response to the Staff’s comments, we have revised the disclosure on page 249.

12.	Please tell us what consideration you gave to the requirements in Rule 11-02(b)(6) of Regulation S-X to include an adjustment to eliminate costs with respect to takeover proposal and exploration of strategic alternatives. In this regard, please also explain to us why you consider these costs to be non-recurring and directly affected by this transaction.

As a result of Public Storage’s unsolicited proposal in July 2005, Shurgard incurred $13,775,000 and $1,465,000, respectively, in expenses for fees to its financial and legal advisors during the year ended December 31, 2005 and the quarter ended March 31, 2006, respectively. All of these amounts paid were for the advisors’ activities with respect to obtaining and analyzing proposals from third parties for the acquisition of Shurgard and, ultimately, negotiating and structuring the merger agreement with Public Storage.

Michael McTiernan

Jennifer Gowetski

June 12, 2006

In reflecting a pro-forma adjustment to eliminate these expenses, Public Storage and Shurgard considered the requirements of Rule 11-02 (b)(6) of Regulation S-X and deemed these costs to be non-recurring and directly attributable to the transaction for the following reasons:

(a) The costs, including legal, were directly related to the transaction, because a) the services rendered by Shurgard’s financial and other advisors were in response to Public Storage’s unsolicited proposal and b) these expenses were integral to the process which culminated in the agreement to merge Shurgard with Public Storage;

(b) The adjustment has a continuing impact because, as a result of this transaction, no such costs will be incurred in the normal course of business in the future; accordingly, we believe the elimination of such costs provides investors with financial information about the continuing impact of the transaction; and

(c) These items are factually supportable because these advisors were hired specifically for these activities.

13.	We note your response to comment 58. Please revise your disclosure to explain your basis for your adjustment to reduce general and administrative expense and redundant expenses that you expect to eliminate, how you determined these amounts and quantify the amount of the adjustment which relates to each type of cost included in your response.

In response to the Staff’s comments, we have revised the disclosure on page 250.

Part II. Information Not Required in Prospectus

Exhibit 8.1. Tax Opinion

14.	We note the statement in the last paragraph on page 3 that the opinions set forth in this letter are also premised on certain written representations of PS Business Parks, Inc. and the company. We further note the references to the PS Business Parks Representation Letter and the Management representation letter. Please revise to clarify that counsel has relied upon only factual representations of the company, PS Business Parks or their management.

In response to the Staff’s comments, the opinion has been revised to indicate that counsel has relied on written representations as to factual matters.

Exhibit 8.2. Tax Opinion

15.	We note the statement in the first paragraph on page 2 that the opinion is premised upon certain written representations of the company. Please revise to clarify that counsel has relied upon only factual representations of the company or its management.

In response to the Staff’s comments, the opinion has been revised to indicate that counsel has relied on written representations as to factual matters.

Michael McTiernan

Jennifer Gowetski

June 12, 2006

16.	We note the third opinion on page 2 and the reference “while the matter is not free from doubt.” Please expand your disclosure on page 112 of the prospectus to explain why the opinion has been qualified and the resultant risks.

In response to the Staff’s comments, we have revised the disclosure on page 112.

17.	We note the statement that “[t]his opinion is solely for the benefit of the Company and Parent” and “may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document or filed with any governmental agency without out express written consent.” Please note that language that serves to limit or implies that the opinion is only for the benefit of certain persons is not acceptable. Please revise accordingly.

In response to the Staff’s comments, the referenced language has been deleted from the opinion.

Item 122. Undertakings

18.	We note your response to comment no. 64; however, we reissue the comment. Public Storage is offering shares on a continuous basis. Refer to S.E.C. Release No. 33-6578 (Section 2.F) and Rule 415(a)(1)(viii) of the Securities Act.

In response to the Staff’s comments, we have revised the disclosure on pages II-12 to II-13.

Exhibit 99.3. Goldman Sachs Letter dated May 24, 2006

19.	We note your response to comment no. 61 and the letter filed as exhibit 99.3. We note the language in the third paragraph that it is understood that the consent is being delivered solely in connection with the filing of the above-mentioned version of the registration statement and that the opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement (including any subsequent amendments to the abovementioned registration statement), proxy statement or any other document, except in accordance with Goldman Sachs’ prior written consent. Please advise us whether you intend to file a consent for Goldman Sachs with each amendment.

We advise the Staff that Public Storage intends to file a consent for Goldman Sachs with each amendment to the Registration Statement.

Michael McTiernan

Jennifer Gowetski

June 12, 2006

Form 10-K for the year ended December 31, 2005 – Public Storage Inc.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Real Estate Operations, page 34

20.	We note your response to comment 66. In future filings please additionally include a cross-reference to your segment footnote. Please see Question 19 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for reference. In addition, net operating income and net operating income before depreciation, other than on a consolidated basis or by segment, such as net operating income on a same store basis within your self-storage operations is not reconcilable to the most directly comparable GAAP measure since net income on the same basis is not reported. Accordingly, please revise to exclude such measures in future filings.

As requested by the Staff, Public Storage will comply with the SEC’s guidance in future filings.

*         *         *

Should you require further clarification of any of the issues raised in this letter or Amendment No. 2, please contact the undersigned at (212) 403-1314.

Sincerely yours,

/s/ David E. Shapiro
David E. Shapiro
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Tel: (212) 403-1314
Fax: (212) 403-2314

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